City of Buenos Aires, April 7th, 2025

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors and members of the Supervisory Committee. Amendment of the Company´s by-laws and Approval of Restated by-laws.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and Comisión Nacional de Valores in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meeting resolved: (i) to re-elect Carolina Zang and Julia Pomares as regular directors and. Clarisa Lifsic, Lorena Rappaport, and Diego Martín Salaverri as alternate directors, maintaining Diego Martín Salaverri his non-independent status and Carolina Zang, Julia Pomares, Clarisa Lifsic, and Lorena Rappaport their independent status; appoint Gabriel Szpigiel and Daniela Rivarola Meilan as regular directors and Flavia Bevilacqua as alternate director, all of whom shall be independent; (ii) to appoint Nicolás Mindlin as regular director replacing the resigning regular director María Carolina Sigwald until the completion of her term; and María Carolina Sigwald as alternate director, both being non-independent; and (iii) appoint Gabriel Szpigiel and Carolina Zang as principal members of the Audit Committee and Clarisa Lifsic as alternate member of said Committee.

The appointments mentioned in item (i) and (iii) will be for 3 terms, ending on December 31, 2027, and the one mentioned in item (ii) will be until the expiration of the term of the corresponding resigning director, which will occur on December 31, 2026.

Additionally, the Company’s Shareholders Meetings approved the renewal of the position of Noemí Ivonne Cohn as an alternate member of the Supervisory Committee, with validity until December 31, 2026.

On the other hand, the Company’s Shareholders’ Meeting resolved (i) to approve an amendment to the Company’s by-laws in order to include more detailed information on the chemicals and petrochemicals involved in the Company’s industrial activities; and (ii) to approve a restated text of the Company’s by-laws containing the proposed modifications, omitting its reading and approving its transcription following the minute of the Shareholders' Meeting.

Sincerely,

María Agustina Montes

Head of Market Relations